SEC

17009184

SEC Mail Processing Section
MAR 02 2017
Washington DC
414

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SEC FILE NUMBER
8-68905

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sammons Financial Network, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4546 Corporate Drive, Suite 100
(No. and Street)

West Des Moines	Iowa	50266
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Arlen Dykhuis 515-221-4845
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

One North Wacker Drive	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Lowe, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sammons, Financial Network, LLC, as of December, 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARCIA SCOTT
Commission Number 770161
My Commission Expires
10/17/18
NOTARIAL SEAL IOWA

William Lowe
Signature

President
Title

Marcia Scott
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SAMMONS FINANCIAL NETWORK, LLC

FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016 AND ACCOMPANYING REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM UNDER RULE 17a-5

SAMMONS FINANCIAL NETWORK, LLC
INDEX
DECEMBER 31, 2016

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Sammons Financial Network, LLC

In our opinion, the accompanying balance sheet and the related statements of operations, of changes in member's equity, and of cash flows present fairly, in all material respects, the financial position of Sammons Financial Network, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States) and auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Schedule I is supplemental information required by Rule 17-a5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Company's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information included on Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
February 28, 2017

PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300 Des Moines, IA 50309
T: (515) 246 3800, F: (515) 2

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2016

ASSETS		
Cash	$	10,025,648
Receivable from funds		1,683,248
Receivable from affiliate		1,600,021
Prepaid expenses		48,740
Total assets	$	13,357,657
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses	$	499,587
Commissions payable		106,124
Payable to affiliate		2,795,173
Total liabilities		3,400,884
Member's equity		9,956,773
Total liabilities and member's equity	$	13,357,657

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016

REVENUES	
Distribution fees	$ 22,083,546
Other	2,195,589
Total revenues	24,279,135
EXPENSES	
Employee compensation and benefits	9,792,344
Administrative fees	8,158,926
Commissions	14,721,446
Regulatory and licensing	93,569
Other	2,665,276
Total expenses	35,431,561
Net loss	$ (11,152,426)

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2016

	Accumulated Deficit	Member's Contributions	Total
Balance at December 31, 2015	$ (49,640,801)	$ 55,950,000	$ 6,309,199
Net loss	(11,152,426)	-	(11,152,426)
Contributions from member	-	14,800,000	14,800,000
Balance at December 31, 2016	$ (60,793,227)	$ 70,750,000	$ 9,956,773

The accompanying notes are an integral part of these financial statements.

SAMMONS FINANCIAL NETWORK, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016

OPERATING ACTIVITIES	
Net loss	$(11,152,426)
Adjustments to reconcile net loss to net cash used in operating activities	
Changes in assets and liabilities	
Increase in receivable from funds	(416,550)
Increase in receivable from afffiliate	(551,210)
Increase in prepaid expenses	(6,374)
Increase in acccounts payable and accrued expenses	181,085
Increase in commissions payable	9,427
Increase in payable to affiliate	593,956
Net cash used in operating activities	(11,342,092)
FINANCING ACTIVITIES	
Contributions from Member	14,800,000
Net cash provided by financing activities	14,800,000
Net increase in cash	3,457,908
CASH	
Beginning of year	6,567,740
End of year	$ 10,025,648

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

Sammons Financial Network, LLC (the "Company") is a limited liability company under the laws of the State of Delaware with Sammons Securities, Inc. ("Member") as managing member. The Member is an indirect wholly owned subsidiary of Sammons Enterprises, Inc. ("SEI").

The Company is a registered broker-dealer subject to the rules and regulations of the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). FINRA is the Company's designated self regulatory organization.

The Company engages in the wholesaling and/or distribution of mutual funds and variable annuity products. The Company's primary business is to serve as a wholesaling firm in connection with the sale of registered products. The Company is registered in 53 states and/or territories.

The Company operates pursuant to SEC Rule 15c3-3(K)(1) as a limited business (sale of mutual funds and/or variable annuities only) broker/dealer, and as a result is exempted from SEC Rule 15c3-3.

The Company has evaluated subsequent events for recognition or disclosure through February 28, 2017, which was the date this report was available to be issued, and determined that there were no matters required to be disclosed.

Basis of Presentation

The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Cash consist of demand deposits and non-interest bearing deposits held with various financial institutions and exceed current Federal Deposit Insurance Corporation limits of $250,000. The Company consistently monitors the credit worthiness of these financial institutions.

Receivables and Prepaid Expenses

Receivables in the statement of financial condition include receivables due from affiliated entities for distribution of mutual fund and variable annuity products of affiliated entities and receivable from fund companies for 12B-1 fees. Prepaid expenses consist of prepaid licensing and registration fees associated with regulatory requirements.

Revenues and Expenses

Revenues from the distribution of investment company shares are recorded on a trade date basis and are included in distribution fees in the accompanying statement of operations. In addition to 12B-1 fees, the entity also earns service fees for distribution of mutual fund products which are asset-based fees that are generally based on a contractual rate as a percentage of assets. These fees are recognized when earned and are included in distribution fees in the accompanying statement of operations.

Other revenue in the statement of operations includes variable annuity distribution fees, marketing fees, and interest income. The distribution fees from variable annuity products are recorded on the trade date in the accompanying statement of operations. The Company receives marketing fees from the fund companies. Interest is earned on the cash balances on deposit with financial institutions.

Employee compensation and benefits and administrative fees include expenses that are charged by Midland National Life Insurance Company ("Midland") through related party transactions.

Commission expenses are the amounts that are paid to selling broker/dealers for commissions relating to the sale of mutual fund products. Commission expense is recorded on the trade date.

Other expenses in the statement of operations include various expenses such as consulting, rent, sponsorship, and other expenses in the normal course of business recognized as incurred.

Income Taxes

The Company is a single member LLC and is treated as a disregarded entity for income tax purposes. As such, the Company is accounted for as a division of the Member and does not file a separate tax return. SEI is a subchapter S corporation and has elected to treat certain of its eligible subsidiaries, including the Member, as qualified subchapter S subsidiaries. As a result of these elections, the Member, and in turn the Company, are included in SEI's federal S corporation income tax return. Since the Company's portion of SEI's taxable income is passed through to its sole shareholder, no provision or liability for federal income taxes has been included in the financial statements.

2. RECENT ACCOUNTING PRONOUNCEMENT

Revenue from Contracts with Customers

During the first half of 2016, the Financial Accounting Standards Board ("FASB") issued three separate updates, Revenue from Contracts with Customers (Topic 606): Narrow-Scope Improvements and Practical Expedients or Accounting Standards Update ("ASU") 2016-12, Revenue from Contracts with Customers (Topic 606): Identifying Performance Obligations and Licensing or ASU 2016-10, and Revenue from Contracts with Customers (Topic-606): Principal versus Agent Considerations (Reporting Revenue Gross versus Net) or ASU 2016.08. These updates provide additional clarification and implementation guidance on the previously issued Revenue from Contracts with Customers (Topic 606) or ASU 2014-09. These amendments provide clarifying guidance on materiality of performance obligations; evaluating distinct

performance obligations; treatment of shipping and handling costs; and determining whether an entity's promise to grant a license provides a customer with either a right to use or a right to access an entity's intellectual property. The amendments clarify how an entity should identify the specified good or service for the principal versus agent evaluation and how it should apply the control principle to certain types of arrangements. The adoption of the three guidance updates is to coincide with an entity's adoption of the revenue recognition guidance issued in May 2014. Upon the effective date, these updates will supersede almost all existing revenue recognition guidance under U.S. GAAP, with certain exceptions, including an exception for our premium revenues accounted for in accordance with the provisions of Accounting Standards Codification Topic 944, Financial Services – Insurance. These updates will require a company to recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the company expects to be entitled in exchange for those goods or services. The new guidance permits adoption through either a full retrospective approach or a modified retrospective approach with a cumulative effect adjustment to retained earnings. This guidance is effective for annual reporting periods beginning after December 15, 2017. The Company is currently assessing the impact of the guidance on the Company's financial statements.

Presentation of Financial Statements-Going Concern

In August 2014, the FASB issued Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern or ASU 2014-15. This guidance requires an entity's management to evaluate whether there are conditions or events that, considered in the aggregate, raise substantial doubt about the entity's ability to continue as a going concern within one year after the date that the financial statements are issued. It also requires disclosures under certain circumstances. The guidance is effective for annual periods ending after December 15, 2016, and for annual periods and interim periods thereafter. Early application is permitted. Implementation of the ASU will not affect the Company's financial position or results of operations. The Company adopted the standard on December 31, 2016. Adoption of this ASU required SFN to add additional disclosure to its related party transactions.

3. CONTRIBUTIONS FROM MEMBER

The Member of the Company makes periodic contributions based on the cash balances, net capital, and net losses of the Company. Contributions are recognized when received and included in the Statement of Changes in Member's Equity.

4. RELATED PARTY TRANSACTIONS

SEI has agreed to provide the necessary financial support to enable the Company to continue to meet its regulatory capital requirements as well as ongoing financial obligations as they become due for a period of twelve months from the issuance of the December 31, 2016 financial statements. Since the Company is a relative new broker/dealer, the Company has incurred losses in the past and will need sufficient capital contributions from SEI.

The Company receives various services such as personnel, the use of telecommunications, office space, systems and equipment, and other general and administrative support from Midland.

Midland is an indirect wholly owned subsidiary of SEI. Midland provides marketing, compliance, and sales assistance to the Company through several of its offices located in the United States of America. Fees related to these services provided by Midland are allocated to the Company based on revenues, allocation of time spent, and other variables in accordance with a written agreement. The statement of operations includes $9,792,344 of employee compensation and benefits, $8,158,926 of administrative fees, and $518,743 of other expenses allocated by and paid to Midland. Included in other revenue in the statement of operations are variable annuity distribution fees of $2,159,622 earned from the distribution of Midland products. The Midland receivable of $181,783 and the Midland payable of $2,795,173 are included in receivable from affiliate and payable to affiliate, respectively, and are included in statement of financial condition at December 31, 2016.

Sammons Retirement Solutions, Inc. ("SRS"), an affiliate through common ownership, pays a mutual fund commission allowance from the sales of SRS products. Included in the statement of operations are distribution fees of $14,262,757 from SRS. In addition, SRS receivables of $1,418,238 are included in the receivable from affiliates on the statement of financial condition at December 31, 2016.

5. COMMITMENTS AND CONTINGENT LIABILITIES

The Company is subject to legal and regulatory actions in the ordinary course of its business.

Management of the Company, after consultation with its legal counsel, believes that the ultimate resolution of any pending litigation and regulatory matters should not have any material adverse effect on the Company's financial position or results of operations. Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

6. INDEMNIFICATION

Under the Company's organizational documents, its officers and directors are indemnified against certain liabilities arising out of the performance of their duties to the Company. In addition, in the normal course of business, the Company enters into contracts with its vendors and others that provide for general indemnification. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company. However, based on experience, the Company expects the risk of loss to be remote.

7. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1), pursuant to the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2016, the Company had net capital of $6,806,547, which was $6,591,940 in excess of its required net capital of $214,607. The Company's ratio of aggregate indebtedness to net capital was .47 to 1.

The Company claims exemption from Customer Protection – Reserves and Custody of Securities Rule 15c3-3 pursuant to section (k) (1). The Company is a limited business (mutual fund and/or variable annuities only) broker/dealer.

SUPPLEMENTAL SCHEDULE

SAMMONS FINANCIAL NETWORK, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2016 **SCHEDULE I**

Net capital		
Total Member's equity qualified for net capital		$ 9,956,773
Deductions and/or charges		
Total nonallowable assets		
Receivable from funds		1,683,248
Receivable from affiliates		1,418,238
Prepaid expenses		48,740
Total nonallowable assets		3,150,226
Other deductions and/or charges		-
Net capital before haircuts		6,806,547
Haircuts		-
Net capital		$ 6,806,547
Aggregate indebtedness		$ 3,219,101
Computation of basic net capital requirements Pursuant to SEC Rule 15c3-1		
Minimum net capital required (6.67% of aggregate indebtedness)	(A)	$ 214,607
Minimum dollar net capital requirement	(B)	25,000
Net capital requirement (greater of (A) or (B))		214,607
Excess net capital (net capital, less net capital requirement)		6,591,940
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital requirement		$ 6,484,637
Ratio of aggregate indebtedness to net capital		.47 to 1

There are no material differences between the computation above and the computation included in the Company's corresponding unaudited FOCUS Report Part IIA – Form X-17a-5 as of December 31, 2016.

SAMMONS FINANCIAL NETWORK, LLC

EXEMPTION REPORT AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2016 AND ACCOMPANY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Sammons Financial Network's Exemption Report

Sammons Financial Network (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain broker and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (1) – Limited business (mutual funds and/or variable annuities only).
(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k) thoughout the most recent fiscal year without exception.

Sammons Financial Network

I, William Lowe , affirm that, to my best knowledge and belief, the Exemption Report is true and correct.

By: [signature]

Title President

February 28, 2017

pwc

Report of Independent Registered Public Accounting Firm

To the Management of Sammons Financial Network, LLC

We have reviewed Sammons Financial Network, LLC's assertions, included in the accompanying Sammons Financial Network, LLC's Exemption Report, in which (1) the Company identified 17 C.F.R. § 240.15c3-3(k)(1) as the provision under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Company stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Company's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of 17 C.F.R. § 240.15c3-3.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300 Des Moines, IA 50309
T: (515) 246 3800, F: (515) 2

pwc

Report of Independent Accountants

To the Management of Sammons Financial Network, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Sammons Financial Network, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying Schedule of Form SIPC-3 Revenues of Sammons Financial Network, LLC for the year ended December 31, 2016, solely to assist the specified parties in evaluating Sammons Financial Network, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for Sammons Financial Network, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to the Total Revenues amount reported on page 3 of the Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, noting the following difference: $35,967; comprising of miscellaneous income from fees collected from fund companies for marketing events amounting to $32,500, and interest income earned on cash deposits with financial institutions amounting to $3,467.

2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 with the supporting schedules and working papers, as follows:

    a. Compared the Distribution of shares of registered open end investment companies or unit investment trusts amount of $$22,083,546 to the trial balance accounts 592004, 592020, and 592021 provided by Arlen Dykhuis, Senior Broker Dealer Accountant, and Financial and Operations Principal, noting no differences.

    b. Compared the Sale of variable annuities amount of $2,159,622 to the trial balance accounts 592019, and 592025 provided by Arlen Dykhuis, Senior Broker Dealer Accountant, and Financial and Operations Principal, noting no difference.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 and in the related schedules and working papers obtained in procedure 2, as follows:

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a. Recalculated the mathematical accuracy of the total revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $24,243,168 by summing the individual business activities through which revenue was earned, noting no differences.

b. Recalculated the mathematical accuracy of the distribution of shares of registered open end investment companies or unit investment trusts of $22,083,546 by adding the totals of each of the following trial balance accounts 592004, 592020, and 592021, noting no differences.

c. Recalculated the mathematical accuracy of the sale of variable annuities of $2,159,622 by adding the totals of each of the following trial balance accounts 592019, and 592025, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Sammons Financial Network, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

February 28, 2017

pwc

Sammons Financial Network, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2016

Amount ($)	Business activities through which revenue was earned
$22,083,546	Distribution of shares of registered open end investment companies or unit investment trusts
$2,159,622	Sale of variable annuities
$24,243,168	**Total Revenues**

Differences which need to be considered in reconciling to total revenues:

$32,500	Miscellaneous income from fees collected from fund companies for marketing events
$3,467	Interest income earned on cash deposits with financial institutions
$35,967	**Total Differences**
$24,279,135	**Grand Total**

pwc

Report of Independent Accountants

To the Management of Sammons Financial Network, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and with the SIPC Series 600 Rules, we have performed the procedures enumerated below, which were agreed to by Sammons Financial Network, LLC and the Securities Investor Protection Corporation ("SIPC") (collectively, the "specified parties") with respect to the accompanying Schedule of Form SIPC-3 Revenues of Sammons Financial Network, LLC for the year ended December 31, 2016, solely to assist the specified parties in evaluating Sammons Financial Network, LLC's compliance with the exclusion requirements from membership in SIPC under section 78ccc(a)(2)(A) of the Securities Investor Protection Act of 1970 during the year ended December 31, 2016 as noted on the accompanying Certification of Exclusion From Membership (Form SIPC-3). Management is responsible for Sammons Financial Network, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the Total Revenues amount reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 to the Total Revenues amount reported on page 3 of the Audited Report Form X-17A-5 Part III for the year ended December 31, 2016, noting the following difference: $35,967; comprising of miscellaneous income from fees collected from fund companies for marketing events amounting to $32,500, and interest income earned on cash deposits with financial institutions amounting to $3,467.

2. Compared any amount of Business activities through which revenue was earned reported in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 with the supporting schedules and working papers, as follows:

   a. Compared the Distribution of shares of registered open end investment companies or unit investment trusts amount of $$22,083,546 to the trial balance accounts 592004, 592020, and 592021 provided by Arlen Dykhuis, Senior Broker Dealer Accountant, and Financial and Operations Principal, noting no differences.

   b. Compared the Sale of variable annuities amount of $2,159,622 to the trial balance accounts 592019, and 592025 provided by Arlen Dykhuis, Senior Broker Dealer Accountant, and Financial and Operations Principal, noting no difference.

3. Recalculated the arithmetical accuracy of the Total Revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues prepared by the Company for the year ended December 31, 2016 and in the related schedules and working papers obtained in procedure 2, as follows:

pwc

a. Recalculated the mathematical accuracy of the total revenues amount reflected in the accompanying Schedule of Form SIPC-3 Revenues of $24,243,168 by summing the individual business activities through which revenue was earned, noting no differences.

b. Recalculated the mathematical accuracy of the distribution of shares of registered open end investment companies or unit investment trusts of $22,083,546 by adding the totals of each of the following trial balance accounts 592004, 592020, and 592021, noting no differences.

c. Recalculated the mathematical accuracy of the sale of variable annuities of $2,159,622 by adding the totals of each of the following trial balance accounts 592019, and 592025, noting no differences.

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on the Company's claim for exclusion from membership in SIPC. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of management and the board of directors of Sammons Financial Network, LLC and the Securities Investor Protection Corporation and is not intended to be and should not be used by anyone other than these specified parties.

Very truly yours,

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

February 28, 2017

PricewaterhouseCoopers LLP, 699 Walnut Street, Suite 1300 Des Moines, IA 50309
T: (515) 246 3800, F: (515) 246 3811, www.pwc.com/us

Sammons Financial Network, LLC

Schedule of Form SIPC-3 Revenues for the year ended December 31, 2016

Amount ($)	Business activities through which revenue was earned
$22,083,546	Distribution of shares of registered open end investment companies or unit investment trusts
$2,159,622	Sale of variable annuities
$24,243,168	**Total Revenues**

Differences which need to be considered in reconciling to total revenues:

$32,500	Miscellaneous income from fees collected from fund companies for marketing events
$3,467	Interest income earned on cash deposits with financial institutions
$35,967	**Total Differences**
$24,279,135	**Grand Total**